SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                              Tech Sym Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    878308105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 9, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                             Exhibit List on Page 8
--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                       --------------------------
CUSIP No. 878308105                      13D          Page 2 of 9 Pages
-------------------------------                       --------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY
      4         SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF         7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   558,300
   OWNED BY
     EACH       ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                    8     SHARED VOTING POWER

                                -0-
                ----------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                                558,300
--------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      558,300
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.2% %
      14        TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 878308105                      13D          Page 3 of 9 Pages
-------------------------------                       --------------------------


================================================================================
     1
                NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                      558,300
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8       SHARED VOTING POWER

                                  - 0 -
--------------------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                  558,300
--------------------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                     558,300
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 878308105                      13D          Page 4 of 9 Pages
-------------------------------                       --------------------------


         The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the
Schedule 13D as set forth below.

Item 3. is hereby amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 558,300 Shares of Common Stock owned by Steel Partners II is $12,807,983. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is hereby amended to add the following:

Item 4.           Purpose of Transaction.

                  On July 7 and 8, 1999, the Reporting Persons spoke with certain members of the Board of Directors of the Issuer in order to come to an agreement with regard to the restructuring of the Board of Directors of the Issuer, including the naming of two of the Reporting Persons' representatives to the Board of Directors of the Issuer, however, the Reporting Persons and the Issuer were unable to come to an agreement with regard to such restructuring. In connection therewith, on July 9, 1999, the Reporting Persons sent a letter to Wendell W. Gamel, the Chairman of the Board of the Issuer, expressing the Reporting Persons' disappointment in the parties inability to reach an agreement and its willingness to continue discussions with the Issuer until the close of business on July 12, 1999, at which time the Reporting Persons may seek other avenues to acheive its objectives. The text of the letter is set forth as
Exhibit 2 hereto and incorporated herein by reference.

Items 5 (a) and (b) are hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,068,631 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1999.

                  As of the close of business on July 8, 1999, Steel Partners II beneficially owns 558,300 Shares of Common Stock, constituting approximately
9.2% of the Shares outstanding. Mr. Lichtenstein beneficially owns 558,300 Shares, representing approximately 9.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 558,300 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

-------------------------------                       --------------------------
CUSIP No. 878308105                      13D          Page 5 of 9 Pages
-------------------------------                       --------------------------


                  (b) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of the prior Schedule 13D by the Reporting Persons.


Item 7 is hereby amended to add the following

Item 7.           Material to be Filed as Exhibits.

                  2. Letter dated July 9, 1999 from Steel Partners II, L.P. to Wendell W. Gamel, Chairman of the Board of Directors of Tech Sym Corporation.

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CUSIP No. 878308105                      13D          Page 6 of 9 Pages
-------------------------------                       --------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 9, 1999                  STEEL PARTNERS II, L.P.

                                      By:      Steel Partners, L.L.C.
                                               General Partner

                                      By: /s/ Warrem G. Lichtenstein
                                          --------------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                              WARREN G. LICHTENSTEIN

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CUSIP No. 878308105                      13D          Page 7 of 9 Pages
-------------------------------                       --------------------------



                                   SCHEDULE A

        Transactions in the Shares Since the Filing of the Prior Schedule
                                       13D


  Shares of Common Stock               Price Per                   Date of
     Purchased/(Sold)                    Share                  Purchase/Sale

                             STEEL PARTNERS II, L.P.


          1,900                         23.57500                   7/6/99
          24,300                        23.74450                   7/7/99





                               WARREN LICHTENSTEIN

                                      None.

-------------------------------                       --------------------------
CUSIP No. 878308105                      13D          Page 8 of 9 Pages
-------------------------------                       --------------------------


                                  EXHIBIT INDEX


Exhibit                                                                 Page
-------                                                                 ----
1.       Joint Filing Agreement (previously                               --
         filed)
2.       Letter dated July 9, 1999 from Steel
         Partners II, L.P. to Wendell W. Gamel,
         Chairman of the Board of Directors of
         Tech Sym Corporation

-------------------------------                       --------------------------
CUSIP No. 878308105                      13D          Page 9 of 9 Pages
-------------------------------                       --------------------------


STEEL PARTNERS II, L.P.
150 East 52nd Street, 21st Floor
New York, New York 10022

July 8, 1999

Wendell W. Gamel
Chairman of the Board
Tech-Sym Corporation
10500 Westoffice Drive
Houston, Texas 77402

Dear Mr. Gamel:

                  On behalf of Steel Partners II, L.P. ("Steel"), let me express my disappointment at the inability of our two sides to come to an agreement regarding the restructuring of the board of directors of Tech-Sym Corporation (the "Company"), and specifically the naming of two Steel representatives to the board of the Company. As a large shareholder of the Company, we feel it is in the best interests of the Company, and all of its shareholders, for Steel to have a significant voice in the direction the Company will take in the future, and to work with you and the management of the Company to enhance shareholder value. Until today, we were under the impression that you felt the same way.

                  Although we have not yet given up hope that we can come to an agreement, please be aware that unless Steel is able to have two of its representatives named to the board of directors of the Company through amicable means, we are prepared to utilize any other means necessary, including but not limited to the undertaking of a consent solicitation and/or the call of a special meeting of shareholders, in order to reconstitute the board of directors of the Company.

                  We are still of the belief that a negotiated agreement is within reach. In that light, Steel intends to continue to try to pursue an amicable resolution to this matter with the board through to the close of business on Monday, July 12, 1999. If an agreement is not reached by such time, we will have no choice but to pursue other avenues. We look forward to hearing from you shortly.


Very truly yours,

/s/ Warren G. Lichtenstein
--------------------------
Warren G. Lichtenstein


cc:      Board of Directors of Tech Sym Corporation